UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One)  ☐ Form 10-K    ☐ Form 20-F   ☐ Form 11-K   ☒  Form 10-Q    ☐ Form N-SAR

For Period Ended: March 31, 2017 ________________________
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

U.S. Physical Therapy, Inc.

Full Name of Registrant:

n/a

Former Name if Applicable

1300 West Sam Houston Parkway, Suite 300

Address of Principal Executive Office (Street and Number)

Houston, Texas 77042

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

As previously disclosed, on March 17, 2017, the Company filed a Form 12b-25, Notification of Late Filing, with the Securities and Exchange Commission (the “SEC”) regarding the delayed filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”) due to management’s need for additional time to complete its review of the appropriate accounting treatment for redeemable non-controlling interests of its acquired partnerships.  On March 31, 2017, the Company further announced that it was working to be in a position to file its 2016 Form 10-K with the SEC as soon as possible in April 2017. On April 28, 2017, the Company disclosed that it did not meet its target of filing the 2016 Form 10-K in April 2017 and continues to work diligently to complete the preparation of its consolidated financial statements in order to file both its 2016 Form 10-K and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 as soon as is possible.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Lawrance W. McAfee	713	297-7000
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No  Annual Report on Form 10-K for the fiscal year ended December 31, 2016

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Part III – Narrative above for details regarding the delayed filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and its Quarterly Report on Form 10-Q for the period ended March 31, 2017. The previously disclosed accounting error, and the resulting restatement to correct prior period accounting methodology, will be accomplished through non-cash adjustments to previously reported income statements and balance sheet line items.  This correction has no impact on current or previously reported cash balances or EBITDA (earnings before interest, taxes, depreciation and amortization). Further, all redemptions of non-controlling interests will continue to be made consistent with historical practices and pursuant to the terms of existing partnership agreements.

Net revenues did not change significantly for the quarter ended March 31, 2017 as compared to the corresponding period of last year; however, net income and EPS will be impacted by the restatement.

Upon resolution of the appropriate accounting treatment for redeemable non-controlling interests of its acquired partnerships, the Company will compute the effects and quantify the impact on its historical and current financial results.

U.S. Physical Therapy, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

May 11, 2017	By:	/s/ Lawrance W. McAfee
Executive Vice President and Chief Financial Officer